OAO Siberian Oil Company

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

03007290

03 MAR 10 AM 7:21

SUPPL

sibneft

Нх 05/2097
от 03.03.2003 г.

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

File No. 82-4882

ANNEX A

Exhibit 1:	Publication in the FSC Bulletin Supplement ("Vestnik") № 8, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 29 January, 2003
Exhibit 2:	Publication in the FSC Bulletin Supplement ("Vestnik") № 8, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 29 January, 2003
Exhibit 3:	Publication in the FSC Bulletin Supplement ("Vestnik") № 9, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 31 January, 2003
Exhibit 4:	Official press-release on the fact that Sibneft and TNK Pay for Slavneft, dated 21 January, 2003
Exhibit 5:	Official press-release on the fact that Sibneft Continues Growth Leadership in Russian Oil Industry in 2002, dated 27 January, 2003

File No. 82-4882

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 8, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 29 January, 2003

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.01.2003**
Code: **1500146A14012003**

At OJSC "Sibneft" Board meeting held on 14 January, 2003 in regards of the third issue of agenda "On Holding an Extraordinary General Shareholders' Meeting" there was a resolve made to establish a date of compiling a list of the shareholders entitled to take part in the extraordinary general shareholders' meeting on 14 January, 2003, as of 07:00 p.m..

President E.M. Shvidler

File No. 82-4882

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 8, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 29 January, 2003

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **14.01.2003**
Code: **1300146A14012003**

OJSC "Sibneft" Board meeting was held on 14 January, 2003.

The following resolves were made on the second issue of agenda:

"2.1. To hold an extraordinary general shareholders' meeting on 28 February, 2003 in the form of an absentee voting with the following agenda:

1. To reorganize OJSC Sibneft in the form of accession of LLC UNIKAR to the Company
2. To approve the Agreement on Accession and the Transfer Certificate

2.2. The summation of the voting results on the issues of agenda shall be committed to the Company's registrar OJSC "Registrator R. O. S. T." acting as a calculating commission on 28 February, 2003 at 2:00 p.m. at Moscow, Stromynka St., 18, building 13.

2.3. To establish the date of compiling a list of persons entitled to take part in the extraordinary general OJSC "Sibneft" shareholders' meeting on 14 January, 2003 at 07:00 p.m.

2.4. To confirm the following information list presented to the shareholders during preparation to the extraordinary general shareholders' meeting:

- annual reports and balance sheets of JSC Sibneft and LLC UNIKAR as for the last reporting date and for the last 3 financial years;
- a conclusion of an independent valuator;
- the Agreement on LLC UNIKAR Accession and the Transfer Certificate;
- issues of agenda information.

The following resolve was made on the third issue of agenda "To approve the major transaction": "To approve the borrowing to LLC "Invest-Oil"".
3.1. The amount of transaction: interest-free loan in ruble equivalent of 922 937 860 US dollars.
3.2. Parties of transaction: OJSC Sibneft – the lender, LLC Invest-Oil – the borrower.
3.3. Maturity date: not later than 16 January, 2004.

9 members of the Board of Directors took part in the Meeting. Decisions on the second and third questions of agenda were made unanimously.

President E.M. Shvidler

Exhibit 3

Publication in the FSC Bulletin Supplement (“Vestnik”) № 9, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 31 January, 2003

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **22.01.2003**
Code: **1300146A22012003**

At OJSC "Sibneft" Board meeting held on 22 January, 2003 the following resolves were made on the issues of agenda:

On the first question: "To approve the market value for buy-back shares of JSC Sibneft."
It was resolved:
To determine the market value of shares which one to be purchased by the Company from shareholders, who voted against reorganization of JSC Sibneft in the form of accession of LLC UNIKAR or who didn't take part in the voting, subject to the Conclusion of independent valuer ZAO "International center of valuation" # 01/06/03-PA dated 15.01.2003 in the amount of 54 rubles 07 kopecks per one ordinary share.

On the second question: "On the Agreement on Accession of LLC UNIKAR to JSC Sibneft and transfer certificate to this Agreement"
It was resolved:
To approve the main terms of the Agreement on Accession of LLC UNIKAR to JSC Sibneft and to recommend to approve this agreement and transfer certificate by the general shareholders meeting of JSC Sibneft.

On the third question: " On approving the text of the notice of the Shareholders meeting"
It was resolved:
To approve the text of the notice of the extraordinary general shareholders meeting of JSC Sibneft

On the forth question: "On approving the form and text of the bulletins for voting at the extraordinary general shareholders meeting"
It was resolved:
4.1. To approve the form and text of the bulletins for voting at the extraordinary general shareholders meeting of JSC Sibneft
4.2. To charge the registrar to send notice of the Extraordinary Shareholders meeting and bulletins for voting on the questions of agenda to shareholders by registered mail till 28 January 2003 and to publish the announcement of the shareholders meeting in "Rossiyskaya gazeta" till mentioned date.

9 members of the Board of Directors from 9 took part in the Meeting. Decision on the first question was made by a majority (8 members of the Board of Directors voted "for", M.G. Vinchel voted "abstain"), decisions on the second and third questions of agenda were made unanimously.

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 28 February, 2003.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 14 January, 2003 (at 7:00 p.m.).

Agenda of the Meeting:

1. To reorganize JSC Sibneft in the form of accession of LLC UNIKAR.
2. To approve agreement of accession and transfer certificate.

The above-stated questions are submitted to the Shareholders Meeting in connection with Company's policy of optimization of step-by-step accession of the most attractive oil-traders working with the Company.

Results of the Extraordinary Shareholders Meeting will be summed up on 28 February, 2003 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 28 January, 2003:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;
- at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
- at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.

Please fill in the bulletins. Bulletins of **shareholders-natural persons** should be signed by shareholder personally.

In the event when bulletins are signed by:

- **shareholder's representative,** then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
- **representative of natural person** then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
- **head of juridical person** then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 28.02.2003.

Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 20 March, 2003.

According to article 75 of Federal Law On Joint Stock Companies in the event that the Extraordinary Shareholders Meeting made the decision on reorganization of the Company a shareholder that didn't take part in the voting or voted against such decision has the right to demand the redemption of all or part of shares belonging to him. The market value of shares which one to be

Federation, 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, OJSC Registrator R.O.S.T. within 45 days since the date of the decision of reorganization. The following information should be stated in the request: address (place of residence) of the shareholder, number of shares offered to buy back.

Board of Directors

President E.M. Shvidler

Exhibit 4

Official press-release on the fact that Sibneft and TNK Pay for Slavneft, dated 21 January 2003

File No. 82-4882

Sibneft and TNK Pay for Slavneft

Moscow, January 21, 2003. Invest-Oil, a company representing the interests of Sibneft and Tyumen Oil Company (TNK), made a payment of 58,711,953,175 rubles ($1.86 billion) on January 18 in return for 3,563,492,544 common shares of JSC Slavneft (74.95% of charter capital). The shares were purchased in accordance with the privatization auction held on December 18, 2002.

Sibneft and TNK equally provided financing for Invest-Oil. The Slavneft shares were officially transferred to Invest-Oil on January 21, 2003.

File No. 82-4882

Exhibit 5

Official press-release on the fact that Sibneft Continues Growth Leadership in Russian Oil Industry in 2002, dated 27 January,2003

File No. 82-4882

Sibneft Continues Growth Leadership in Russian Oil Industry in 2002

Moscow, January 27, 2003. Sibneft led the Russian oil industry in organic growth for the second year in a row in 2002, rising to become Russia's fifth largest oil producer, fourth largest refiner, and third largest fuel retailer.

Sibneft's crude oil output rose 27.4% to a total of 26.344 million metric tons (520,384 barrels per day) last year from 20.671 million tons (408,323 bpd) in 2001. Sibneft supported its 2002 production growth by drilling 273 new wells, including 33 horizontal wells. The company also carried out 3190 kilometers in 2D seismic and 939 square kilometers in 3D seismic geophysical exploration surveys.

In April 2002, Sibneft purchased a majority interest in the Meretoyaha oil field, adding to its core production in the Noyabrsk region of Russia's Yamal-Nenets Autonomous District. Sibneft also produces oil at the Krapivinskoye field in Omsk region and at the Sibneft-Yugra enterprise in the Khanty-Mansiisk District.

In the downstream sector, Sibneft boosted refining by 19.3% in 2002 to 15.818 million tons (312,460 bpd) from 13.258 million tons (261,890 bpd) in 2001. In addition to loading the Omsk Refinery, the company began regular deliveries to the Moscow Refinery in February of last year. The company had total 2002 output of 3.93 million tons of gasoline, 5.30 million tons of diesel fuel, 2.48 million tons of fuel oil, and 0.69 million tons of jet fuel.

Sibneft also expanded its retail network, adding over 300 new proprietary, franchise, and dealer filling stations by year-end for a total of more than 1100 nationwide. The company solidified its dominant position in Western Siberia and the Urals region, while aggressively expanding into central Russia and Eastern Siberia. Of new filling stations, over 70 are located in the city of Moscow and Moscow region, including 26 proprietary outlets.

Crude oil exports grew by 48.4% last year to 10.85 million tons (214,325 bpd) from 7.31 million tons (144,358 bpd) in 2001. Sibneft also exported 3.55 million tons in petroleum products, a 53.7% increase from 2.31 million tons the previous year.

Sibneft expects to continue its rapid growth in 2003 with crude oil production rising to 33.0 million tons (651,000 bpd) and crude oil exports to 11.55 million tons (228,152 bpd). Sibneft also expects to boost gas production with the Zapadno-Ozernoye field in Chukotka and a new associated gas joint venture with Sibur in the Noyabrsk region, both set to come on line this year.

Sibneft forecasts refinery throughput will increase to approximately 18.69 million tons (369,191 bpd) this year. It also plans to build and acquire 130-150 new retail filling stations, and to focus on increasing sales of lubricants and other value-added petroleum products.

These forecasts do not take into account Slavneft, which Sibneft jointly acquired with Tyumen Oil Company (TNK) following a privatization auction in December 2002.

OAO Siberian Oil Company

4 Sadovnicheskaya St.,
Moscow, 115035, Russia

tel. +7 (095) 777 3152
fax +7 (095) 777 3151

www.sibneft.ru

03 MAR 10 AM 7:21

Нк 05/2096
от 03.03.2003 г.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

File No. 82-4882

ANNEX A

Exhibit 1:	Publication in the FSC Bulletin Supplement ("Vestnik") № 95, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 11 December, 2002
Exhibit 2:	Publication in the FSC Bulletin Supplement ("Vestnik") № 96, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 13 December, 2002
Exhibit 3:	Publication in the FSC Bulletin Supplement ("Vestnik") № 1, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 3 January, 2003
Exhibit 4:	Publication in the FSC Bulletin Supplement ("Vestnik") № 4, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 January, 2003
Exhibit 5:	Official press-release on the fact that Sibneft Buys Belarus Government Stake in Slavneft, dated 09 December, 2002
Exhibit 6:	Official press-release on the fact that Sibneft Receives $150 Million in Low-Cost Financing, dated 16 December, 2002
Exhibit 7:	Official press-release on the fact of Joint Statement by Sibneft and Tyumen Oil Company on the Slavneft Privatization, dated 18 December, 2002
Exhibit 8:	Official press-release on the fact that Sibneft Recognized for Best Dividend Policy in Russia, dated 20 December, 2002

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 95, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 11 December, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.11.2002**
Code: **1200146A28112002**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 22 November, 2002.
Form of the Meeting - absentee voting.

The questions for voting, the results of the voting, the decisions of the EGM:

1. To reorganize JSC Sibneft in the form of accession of LLC ANTAREX.
Decision: To reorganize JSC Sibneft in the form of accession of LLC ANTAREX.
The results of the voting: At the date of receiving voting bulletins 849 bulletins #1 were received from shareholders, which own in aggregate of 4 139 420 740 votes, which is 87,3056% from the total quantity of voting shares of the Company. There was the quorum for making the decision.
"For" – 4 139 278 403 votes or 99.9964% of votes.
"Against" – 75 866 votes or 0.0018% of votes.
"Abstain" – 55 037 votes or 0.0014% of votes.

2. To approve agreement of accession and transfer certificate.
Decision: To approve the agreement of accession of LLC ARGUS to JSC Sibneft and the transfer certificate
The results of the voting: At the date of receiving voting bulletins 852 bulletins #2 were received from shareholders, which own in aggregate of 4 139 427 234 votes, which is 87,3058% from the total quantity of voting shares of the Company. There was the quorum for making the decision.
"For" – 4 139 278 888 votes or 99.9964% of votes.
"Against" – 75 866 votes or 0.0018% of votes.
"Abstain" – 55 637 votes or 0.0014% of votes.

President E.M. Shvidler

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 96, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 13 December, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **03.12.2002**
Code: **0700146A03122002**

In accordance with the executed loan agreements OJSC "Sibneft" has received the loan in the total amount of 500.000.000 US dollars. The lender - bank "Salomon Brothers AG" financed the loan through the extra issue of the bonds with the maturity on January 2009 with fixed income in the form of half-year coupon at the rate of 10,75%.

President E.M. Shvidler

Exhibit 3

Publication in the FSC Bulletin Supplement ("Vestnik") № 1, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 3 January, 2003

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **21.12.2002**
Code: **1200146A21122002**

Extraordinary Meeting of Shareholders of JSC Sibneft was held on 21 December, 2002.
Form of the Meeting - absentee voting.

The questions for voting, the results of the voting, the decisions of the EGM:

QUESTION 1 " To approve the Charter of JSC Sibneft in new edition ".
Decision: To approve the Charter of JSC Sibneft in new edition.
The results of the voting:
At the date of receiving voting bulletins 1 051 bulletins #1 were received from shareholders, which own in aggregate of 4 356 770 843 votes, which is 91,8898% from the total quantity of voting shares of the Company. There was the quorum for making the decision on the question 1.

"For" – 4 356 372 368 votes or 99,9909% of votes.
"Against" – 43845 votes or 0,0010% of votes.
"Abstain" – 133447 votes or 0.0031% of votes.

QUESTION 2 "To approve the Regulation on the Board of Directors of JSC Sibneft in new edition ".
Decision: To approve the Regulation on the Board of Directors of JSC Sibneft in new edition
The results of the voting:
At the date of receiving voting bulletins 1 052 bulletins #2 were received from shareholders, which own in aggregate of 4 358 866 949 votes, which is 91,9340% from the total quantity of voting shares of the Company. There was the quorum for making the decision on the question 2.

"For" – 4 356 408 984 votes or 99,9436% of votes.
"Against" – 2 141 713 votes or 0,0491% of votes.
"Abstain" – 98 673 votes or 0.0023% of votes.

QUESTION 3 «To approve major transaction».
There was NOT MADE the decision: To approve the execution of the Loan Agreement between JSC Sibneft and LLC Fin-Trade at the amount in roubles in equivalent to 1.700.000.000 US dollars. Lender – JSC Sibneft, borrower – LLC Fin-Trade
The results of the voting:
At the date of receiving voting bulletins 1 050 bulletins #3 were received from shareholders, which own in aggregate of 4 357 352 262 votes, which is 91,9021% from the total quantity of voting shares of the Company. There was the quorum for making the decision on the question 3.

"For" – 6 798 654 votes or 0,1560% of votes.
"Against" – 21 323 469 votes or 0,4894% of votes.
"Abstain" – 4 329 003 278 votes or 99,3494 % of votes..

President E.M. Shvidler

File No. 82-4882

Exhibit 4

Publication in the FSC Bulletin Supplement (“Vestnik”) № 4, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 January, 2003

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **26.12.2002**
Code: **0400146A26122002**

JSC Sibneft acquired a share in the Charter Capital of Limited Liability Company "Krasnoyarsk-Oil-Service":
Legal address: 660049, Krasnoyarsk, Severnoe Highway, 23 G
Postal address: 660049, Krasnoyarsk, Severnoe Highway, 23 G
Share of the Issuer in the Charter Capital of LLC "Krasnoyarsk-Oil-Service":
Before changing – 0%
After changing – 19.9778%

Date of the changing: 26.12.2002

Vice President T.A. Breeva

File No. 82-4882

Exhibit 5

Official press-release on the fact that Sibneft Buys Belarus Government Stake in Slavneft, dated 09 December, 2002

File No. 82-4882

Sibneft Buys Belarus Government Stake in Slavneft

Moscow, December 9, 2002; Sibneft has acquired the Belarus government's 10.83% equity stake in oil company Slavneft through a privatization auction. Slavneftebank represented the interests of Sibneft in the deal, which closed on December 6, 2002. Sibneft will pay 6.6 billion Russian rubles ($207 million) for Belarus' Slavneft shares.

"We are pleased that we were able to successfully participate in the Belarus government's transparent privatization sale of its stake in Slavneft," said Sibneft president Eugene Shvidler. "We hope that this deal serves as a preview of what lies ahead in the December 18 auction for the Russian government's shares in Slavneft."

File No. 82-4882

Exhibit 6

Official press-release on the fact that Sibneft Receives $150 Million in Low-Cost Financing, dated 16 December, 2002

File No. 82-4882

Sibneft Receives $150 Million in Low-Cost Financing

Moscow, December 16, 2002; Sibneft announced today that it has closed on a $150 million crude oil export-backed club loan arranged by Raiffeisen Group and Landesbank Schleswig-Holstein Girozentrale. The loan carries a tenor of three years, a nine-month grace period, and an interest rate of LIBOR+3.25%.

The deal represents a continuation of Sibneft's industry-leading track record of obtaining low-cost, longer-term financing to fund its growth strategy and new acquisitions. The $150 million loan sets a new milestone for Sibneft in terms of pricing for long-term financing arrangements.

The new loan follows Sibneft's successful placement of a $500 million Eurobond in November 2002. The bond, which carries a 10.75% coupon and a maturity date of January 2009, is the longest-term debt ever placed on international markets by a Russian company.

Exhibit 7

Official press-release on the fact of Joint Statement by Sibneft and Tyumen Oil Company on the Slavneft Privatization, dated 18 December, 2002

File No. 82-4882

Joint Statement by Sibneft and Tyumen Oil Company on the Slavneft Privatization

Moscow, December 18, 2002. Sibneft and Tyumen Oil Company (TNK) today jointly participated in the largest privatization in the history of the Russian Federation. Acting in the interests of Sibneft and TNK, Invest-Oil, an affiliated company, entered the winning bid of $1.86 billion at an auction held by the government of the Russian Federation for a 74.95% equity stake in Slavneft.

Slavneft, Russia's 9th largest oil producer, has estimated proved oil reserves of 2.54 billion barrels, and annual production of 13.93 million tons (275 thousand barrels per day). The company also controls the Yaroslavl and Mendeleev Refineries with annual throughput of 11.89 million tons (235 thousand b.p.d.), and operates the Mozyr Refinery in Belarus.

"The cooperation between Sibneft and TNK in the Slavneft privatization is further proof of the maturation of the oil industry in Russia," said Sibneft President Eugene Shvidler. "This deal shows how Russian companies can succeed when they put good corporate governance first and pool resources and expertise in order to achieve common commercial goals."

"Our cooperation with Sibneft will allow us to fully unlock the economic potential of Slavneft," said TNK chairman Victor Vekselberg. "This deal can certainly be called a milestone: Russian oil companies are now prepared to work together in order to boost their investment attractiveness with increasing levels of transparency and influence on international markets."

Exhibit 8

Official press-release on the fact that Sibneft Recognized for Best Dividend Policy in Russia, dated 20 December, 2002

Sibneft Recognized for Best Dividend Policy in Russia

Moscow, December 20, 2002; The Investor Protection Association recognized Sibneft as having Russia's best corporate dividend policy at its 2002 annual awards ceremony. The award was voted on by association's 29 member companies, who chose Sibneft from among all public corporations in Russia.

Sibneft currently has a policy of distributing dividends equal to, on average, a minimum of 15% of net profits at the end of the reporting period. In August 2001, Sibneft made a dividend payment that was the largest in Russian corporate history at the time.

The Investor Protection Association is a non-profit organization established in April 2000 for the purpose of uniting investors' efforts to protect their rights and improve corporate governance. Its membership includes most of the top local and international investment funds, asset managers, and investment banks operating in Russia.

"We are proud that the top financiers in Russia appreciate Sibneft's commitment to ensuring that our investors get a fair return on their capital," said Sibneft president Eugene Shvidler.